Exhibit 4.1

THIRD AMENDMENT TO

CREDIT AGREEMENT

This Third Amendment to Credit Agreement (“Amendment”) dated as of July 25, 2005, is made with reference to the Credit Agreement dated as of February 27, 2003, by and among NEW HORIZONS WORLDWIDE, INC., a Delaware corporation (“Borrower”), the lenders that are party thereto (the “Lenders”), and WELLS FARGO BANK, NATIONAL ASSOCIATION (the “Administrative Agent”), as administrative agent for the Lenders (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”). Capitalized terms used herein and not otherwise defined shall have the meanings set forth for such terms in the Credit Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and benefits contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, Borrower, the Lenders and the Administrative Agent agree as follows:

1. Section 1.1 – Defined Terms (New). The following defined terms are hereby added to Section 1.1 of the Credit Agreement as follows:

“Amendment No. 3” means the Third Amendment to Credit Agreement, dated as of July 25, 2005, by and among Borrower and Wells Fargo, as Administrative Agent and sole Lender.

“Amendment No. 3 Effective Date” means the “Effective Date” as defined in Amendment No. 3.

“Monthly Payment Date” means September 15, 2005 and the fifteenth (15th) day of each calendar month thereafter.

2. Section 1.1 – Defined Terms (Revised). The following defined terms contained in Section 1.1 of the Credit Agreement are hereby amended in full as follows:

“Amortization Date” means, with respect to Term Borrowings September 15, 2005, each Monthly Payment Date thereafter through the Term Maturity Date, and the Term Maturity Date.

“Applicable Base Rate Margin” means, with respect to any Base Rate Advance, 2.00% per annum.

“Term Amortization Amount” means, with respect to each Amortization Date, $180,000.

“Term Maturity Date” means June 15, 2006.

3. Section 3.1(d) – Principal Payments. Sections 3.1(d) of the Credit Agreement is hereby amended in full to read as follows:

“(d) If not sooner paid, the principal Indebtedness evidenced by the Notes shall be payable as follows:

(i) [Reserved];

(ii) the Term Amortization Amount with respect to each applicable Amortization Date under the Term Notes shall be payable on such Amortization Date; and

(iii) the principal Indebtedness evidenced by any series of Notes shall in any event be payable on the applicable Maturity Date for such series of Notes.”

4. Section 5.13 – Cash Balance Account. Sections 5.13 of the Credit Agreement is hereby amended in full to read as follows:

“5.13 Cash Balance Account. Maintain, at all times, a cash balance of not less than $1,200,000 in an account (the “Cash Balance Account”) maintained by Borrower at Wells Fargo. This Section 5.13 shall fully amend and restate the provisions of Section 3(c) of the Acknowledgement of Default and Waiver Agreement.”

5. Section 6.16 – Minimum Quarterly Adjusted EBITDA. Section 6.16 of the Credit Agreement is hereby amended in full to read as follows:

“6.16 Minimum Adjusted EBITDA. Permit Adjusted EBITDA, as of the last day of the fiscal periods set forth below, to be less than the amount set forth opposite such fiscal period:

Fiscal Period	Minimum Amount

Commencing January 1, 2005 and ending June 30, 2005	($3,500,000)

Commencing January 1, 2005 and ending September 30, 2005	($3,500,000)

Commencing January 1, 2005 and ending December 31, 2005	($2,500,000)

Commencing January 1, 2005 and ending March 31, 2006	($1,500,000 )”.

6. Section 7.1(a) – Financial and Business Information. Section 7.1(a) of the Credit Agreement is hereby amended and restated in full to read as follows:

“(a) Within thirty (30) days after the end of each calendar month (other than the calendar month ending December 31, for which the period shall be sixty (60) days), the consolidated balance sheet of Borrower and its Subsidiaries as at the end of such calendar month and the consolidated statements of profit/loss, operations and cash flows for such calendar month, and the portion of the Fiscal Year ended with such calendar month, all in reasonable detail. Such financial statements shall be certified by the president or chief financial officer of Borrower as fairly presenting the financial condition, results of operations and cash flows of Borrower and its Subsidiaries in accordance with GAAP (other than footnote disclosures), consistently applied, as at such date and for such periods, subject only to normal year-end accruals and audit adjustments.”

7. Section 7.2 – Compliance Certificate. Section 7.2 of the Credit Agreement is hereby amended in full to read as follows:

“ 7.2 Compliance Certificates. So long as any Advance remains unpaid, or any other Obligation remains unpaid or unperformed, or any portion of any of the Commitments remains outstanding, Borrower shall, at Borrower’s sole expense, deliver to the Administrative Agent for distribution by it to the Lenders concurrently with the financial statements required pursuant to (a) Section 7.1(a) for the last calendar month of each Fiscal Quarter and (b) Section 7.1(b), a Compliance Certificate signed by the president or chief financial officer of Borrower.

8. Section 7.3 – Weekly Cash Flow Forecast. A new Section 7.3 is hereby added to the Credit Agreement to read as follows:

“7.3 Weekly Cash Flow Forecast. So long as any Advance remains unpaid, or any other Obligation remains unpaid, or any portion of any of the Commitments remains in force, Borrower shall, unless the Administrative Agent (with the written approval of the Requisite Lenders) otherwise consents, at Borrower’s sole expense, deliver to the Administrative Agent for distribution by it to the Lenders, not later than Wednesday of each calendar week, a 13-week cash flow forecast with respect to Borrower and its Subsidiaries on a consolidated basis.”

9. Exhibit D–Pricing Certificate. Borrower shall not longer be required to deliver a Pricing Certificate.

10. Permitted Asset Dispositions. Notwithstanding any provisions to the contrary contained in the Credit Agreement or other Loan Documents, so long as no Default or Event of Default shall have occurred and be continuing, the Administrative Agent and the Lenders hereby consent to the Permitted Asset Dispositions (as defined on the attached Annex II ) free and clear of any liens and encumbrances of the Administrative Agent or any Lender on such assets or equity interests.

11. Waiver of Certain Events of Default. Borrower hereby acknowledges that each of the Defaults listed on Annex III hereto has occurred and remains continuing as of the date hereof (collectively, the “Existing Defaults”). Subject to the terms and conditions set forth in this Amendment, the Lenders hereby unconditionally and irrevocably waive the Existing Defaults.

12. Additional Covenant – Delivery Requirements. The Borrower hereby covenants and agrees to deliver to the Administrative Agent, (a) on or prior to August 15, 2005, the Existing Financial Information (as defined in Annex III hereto) described in box 4 of Annex III; provided, however, that the report of independent public accountants required thereby shall NOT be required to be “unqualified”; (b) on or prior to September 15, 2005, the Existing Financial Information referred to in box 2 of Annex III; and (c) on or prior to November 15, 2005, the Existing Financial Information referred to in box 3 of Annex III. The Borrower further agrees that the failure to satisfy the requirements of this Section 12 shall constitute an Event of Default under the Credit Agreement.

13. Reservation of Rights. The Existing Defaults are not intended to be an exhaustive list of all Events of Default which have occurred and remain continuing or which may occur in the future. The Administrative Agent and the Lenders expressly reserve the right to declare additional Events of Default, at their own discretion but subject to the terms of the Credit Agreement, at such time as such additional Events of Default shall occur and be continuing. Each of the waivers set forth in this Amendment are one-time waivers only and shall relate solely to the specific provisions of the Credit Agreement and fiscal periods described with respect thereto.

14. Representations and Warranties. Borrower makes the following representations and warranties to the Lenders as of the date hereof, which representations and warranties shall survive the execution, termination or expiration of this Amendment and shall continue in full force and effect until the full and final satisfaction and discharge of all Obligations:

14.1 Reaffirmation of Prior Representations and Warranties. Borrower hereby reaffirms and restates as of the date hereof, all of the representations and warranties made by Borrower in the Credit Agreement and the other Loan Documents, except to the extent such representations and warranties specifically relate to an earlier date.

14.2 No Default. After giving effect to this Amendment and the waivers set forth herein, no Event of Default has occurred and remains continuing under any of the Loan Documents.

14.3 Due Execution. The execution, delivery and performance of this Amendment and any instruments, documents or agreements executed in connection herewith are within the powers of Borrower, have been duly authorized by all necessary action, and do not contravene any law (except where such contravention would not reasonably be expected to have a Material Adverse Effect), the organizational documents of Borrower, or result in a breach of, or constitute a default under, any material contractual restriction, indenture, trust agreement or other instrument or agreement binding upon Borrower.

14.4 No Further Consent. The execution, delivery and performance of this Amendment and any documents or agreements executed in connection herewith do not require any consent or approval not previously obtained of any member, stockholder, beneficiary or creditor of Borrower.

14.5 Binding Agreement. This Amendment, and each of the other instruments, documents and agreements executed in connection herewith constitute the legal, valid and binding obligation of Borrower or any of its Subsidiaries and are enforceable against Borrower and such Subsidiaries in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws or equitable principles relating to or limiting creditors’ rights generally.

14.6 Borrower’s Organizational Documents. The Borrower has not amended its certificate of incorporation or its by-laws since February 7, 2005, each of which remains in full force and effect as of the Effective Date.

15. Conditions Precedent

This Amendment and Lender’s agreements set forth herein shall become effective on such date as each of the following conditions precedent shall have been satisfied in form and substance satisfactory to the Lenders (the “Effective Date”):

15.1 Documentation. Borrower shall have delivered or caused to be delivered to the Administrative Agent, at Borrower’s sole cost and expense, the following, each of which shall be originals and each in form and substance satisfactory to the Administrative Agent:

(a) this Amendment executed by Borrower; and

(b) at least one fully-executed original Consent of Guarantors/Security Parties in the form of Annex I attached hereto.

15.2 Representations and Warranties. All of Borrower’s representations and warranties contained herein shall be true and correct on and as of the date of execution hereof and no Event of Default shall have occurred and be continuing under the Credit Agreement or any of the other Loan Documents, as modified hereby.

15.3 Principal Payment. Borrower shall have paid to the Administrative Agent, for the ratable benefit of the Lenders, in cash, the sum of $1,621,021.00, which amount shall be applied to reduce the outstanding principal balance under the Term Facility.

15.4 Amendment Fee. Borrower shall have paid to the Administrative Agent, for the ratable benefit of the Lenders, in cash, an amendment fee of $4,500, which fee shall be deemed fully earned and be non-refundable as of the Effective Date.

16. Miscellaneous

16.1 No Third Parties. Except as specifically provided herein, no third party shall be benefited by any of the provisions of this Amendment; nor shall any such third party have the right to rely in any manner upon any of the terms hereof, and none of the covenants, representations, warranties or agreements herein contained shall run in favor of any third party.

16.2 Costs and Expenses. In addition to the obligations of Borrower under the Loan Documents, Borrower agrees to pay all costs and expenses (including without limitation reasonable attorneys’ fees) expended or incurred by the Lenders and the Administrative Agent in connection with the negotiation, documentation and preparation of this Amendment and any other documents executed in connection herewith, and in carrying out the terms of this Amendment, whether incurred before or after the Effective Date hereof.

16.3 Integration; Interpretation. The Loan Documents, including this Amendment and the documents, instruments and agreements executed in connection herewith, contain or expressly incorporate by reference the entire agreement of the parties with respect to the matters contemplated herein and supersede all prior negotiations, discussions and correspondence.

16.4 Counterparts and Execution. This Amendment may be executed in counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

16.5 Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of California.

16.6 Non-Impairment of Loan Documents. On the date all conditions precedent set forth herein are satisfied in full, this Amendment shall be a part of the Credit Agreement to the extent of the amendments to the Credit Agreement effected hereby. Except as expressly provided in this Amendment or in any other document, instrument or agreement executed by any Lender or the Administrative Agent, all provisions of the Loan Documents (including, without limitation, the Acknowledgement of Default and Waiver Agreement) shall remain in full force and effect, and the Lenders and the Administrative Agent shall continue to have all its rights and remedies under each such Loan Document.

[THIS SPACE INTENTIONALLY LEFT BLANK –

SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, this Amendment has been duly executed as of the date first set forth above.

NEW HORIZONS WORLDWIDE, INC., a Delaware corporation

By:	/s/ Thomas J. Bresnan
Name: Thomas J. Bresnan Title: Chief Executive Officer & President

WELLS FARGO BANK, NATIONAL ASSOCIATION, as Administrative Agent and as the sole Lender

By:	/s/ Art Brokx
Name: Art Brokx Title: Vice President

S-1